Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

First Community Bancorp:

We consent to the use of our reports dated February 27, 2007, with respect to the consolidated balance sheets of First Community Bancorp and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

/s/ KPMG LLP
Los Angeles, California
June 29, 2007